                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K


      [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1999

                                      OR

     [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission file number 1-13664

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          The PMI Group, Inc. Savings and Profit-Sharing Plan


     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

               The PMI Group, Inc.
               601 Montgomery Street
               San Francisco, CA  94111

Item 1.

                             REQUIRED INFORMATION

     a. The financial statements of The PMI Group Inc. Savings and Profit-Sharing Plan and Trust (also known as The PMI Group, Inc. 401(k) Plan) as of December 31, 1999 and 1998 and for the years then ended including: the statements of net assets available for benefits (modified cash basis), the related statements of changes in net assets available for benefits (modified cash basis), supplemental schedule (modified cash basis) of assets held for investment purposes as of December 31, 1999, and supplemental schedule (modified cash basis) of reportable transactions for the year ended December 31, 1999, are contained in Exhibit 1 to this Annual Report.

     b. Consent of Deloitte & Touche LLP, independent auditors, is contained in Exhibit 23.1 to this Annual Report.


                                   SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                THE PMI GROUP, INC. SAVINGS AND
                                PROFIT-SHARING PLAN


Date:  June 29, 2000                   By:  /s/ John M. Lorenzen, Jr.

                                            John M. Lorenzen, Jr.
                                            Executive Vice President
                                            Chief Financial Officer

Exhibit 1


          THE PMI GROUP, INC. SAVINGS AND PROFIT-SHARING PLAN

          FINANCIAL STATEMENTS (MODIFIED CASH BASIS) AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, SUPPLEMENTAL SCHEDULE (MODIFIED CASH BASIS) AS OF DECEMBER 31, 1999 AND INDEPENDENT AUDITORS' REPORT

THE PMI GROUP, INC. savings AND PROFIT-SHARING PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS (MODIFIED CASH BASIS) AS OF AND
 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998:

 Statements of Net Assets Available for Benefits                            2

 Statements of Changes in Net Assets Available for Benefits                 3

 Notes to Financial Statements                                             4-8

SUPPLEMENTAL SCHEDULE (MODIFIED CASH BASIS) AS OF
 DECEMBER 31, 1999:

 Schedule of Assets Held for Investment Purposes                            9

INDEPENDENT AUDITORS' REPORT

To the Participants of The PMI Group, Inc. Savings and Profit-Sharing Plan and Board of Directors of The PMI Group, Inc.:

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of The PMI Group, Inc. Savings and Profit-Sharing Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, these financial statements were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, on the basis of accounting described in Note 2.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (modified cash basis) listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as whole on the basis of accounting described in Note 2.



June 23, 2000

THE PMI GROUP, INC. SAVINGS AND PROFIT-SHARING  PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

                                       1999             1998

INVESTMENTS AT FAIR VALUE:
  Mutual Funds                      $38,871,669       $31,862,747
  PMI Stock Fund                      6,166,869         2,555,027
  Loan Fund                           1,159,505           887,480
  Cash Fund                                 245                 -
                                  -------------     -------------

Total                               $46,198,288       $35,305,254
                                  =============     =============


See accompanying notes to financial statements (modified cash basis).

THE PMI GROUP, INC. SAVINGS AND PROFIT-SHARING  PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS (MODIFIED CASH BASIS)
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                      1999               1998

ADDITIONS TO NET ASSETS
  AVAILABLE FOR BENEFITS:
  Investment income:
    Net appreciation of investments                                $ 7,018,632        $ 3,875,415
    Dividend and interest income                                       539,874            240,227
                                                                   -----------        -----------
           Total investment income
                                                                     7,558,506          4,115,642
                                                                   -----------        -----------

  Contributions:
    Employer                                                         1,862,110          1,413,420
    Participants                                                     3,747,102          3,615,907
    Rollovers                                                          339,118            477,061
                                                                   -----------        -----------

           Total contributions                                       5,948,330          5,506,388
                                                                   -----------        -----------

           Total additions                                          13,506,836          9,622,030

DEDUCTIONS FROM NET ASSETS
  AVAILABLE FOR BENEFITS -
  Participant withdrawals                                            2,613,802          1,649,336
                                                                   -----------        -----------

INCREASE IN NET ASSETS AVAILABLE
  FOR BENEFITS                                                      10,893,034          7,972,694

NET ASSETS AVAILABLE FOR
  BENEFITS:
  Beginning of year                                                 35,305,254         27,332,560
                                                                   -----------        -----------

  End of year                                                      $46,198,288        $35,305,254
                                                                   ===========        ===========

See accompanying notes to financial statements (modified cash basis).

THE PMI GROUP, INC. SAVINGS AND PROFIT-SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN

   The following description of The PMI Group, Inc. Savings and Profit-Sharing Plan (the "Plan") is provided for general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   General - The Plan was established on April 1, 1995. The Plan is a defined contribution plan covering all full-time and regular part-time employees of The PMI Group, Inc. (the "Company"). The Plan is available to those employees who have completed one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by the Company. The trustee of the Plan is Merrill Lynch Trust Company.

   Contributions - The participants may contribute up to 17% of their annual compensation, as defined, not to exceed the ERISA limit of $10,000 for 1999 and 1998. The Company's cash contributions total 25% of each eligible participant's pre-tax contributions for the period, not to exceed 6% of each participant's eligible pay, with an additional discretionary stock contribution up to 50% of each eligible participant's pre-tax contributions, not to exceed 6% of each eligible participant's annual compensation. In 2000, the Company made a $638,229 cash contribution related to the 1999 Plan year. In addition, the Company made an additional discretionary stock contribution of $1,684,294 in 2000 related to the 1999 Plan year. Both of these contributions will be reported in the Plan's 2000 financial statements.

   Contributions are invested, at the option of the participant, in any of the following investment funds:

   . Merrill Lynch Retirement Reserves Money Market Fund - Amounts within this fund are invested in high quality money market securities.

   . Barclays International Equity Fund - Amounts within this fund are invested in the stocks of established companies based in Europe, Australia and the Far East.

   . Barclays S&P Midcap Stock Fund - Amounts within this fund are invested in mid-sized companies which are expected to grow faster than larger, more established companies.

   . Barclays S&P 500 Stock Fund - Amounts within this fund are invested in companies to match the performance of the S&P 500.

   . Barclays Lifepath Funds - Amounts within these funds are invested in stocks, bonds and money market instruments.

   . Barclays Money Market Fund - Amounts within this fund are invested in high quality money market securities.

   . Founders Growth Fund - Amounts within this fund are invested in well established high quality growth stock funds, with some assets in foreign securities.

   . Templeton Foreign Fund - Amounts within this fund are invested in the stocks of established companies based mainly in Europe.

   . PIMCO Total Return Class A Fund - Amounts within this fund are invested in high quality money market and short-term securities.

   . PMI Stock Fund - Amounts within this fund are invested in common stock of the Company.

   . Sweep and Cash Accounts - Amounts within these accounts represent cash held temporarily until allocated to a fund.

   Participant Accounts - Each participant's account is credited with the participant's and Company's prescribed contributions and an allocation of Plan earnings. Allocations are based on participant's contributions or account balances, as defined in the Plan. The maximum annual addition to each participant's account, as defined, may not exceed the lesser of 25% of the participant's compensation for the year or $30,000.

   Vesting - Employer contributions, employee contributions and Plan earnings are fully vested to all participant accounts at all times.

   Participant Withdrawals - Withdrawals from the Plan are available upon hardship in accordance with Plan provisions. Upon termination of employment, a participant may elect to receive a lump-sum benefit. Upon attaining age 59 1/2, participants may elect to receive either a lump-sum amount equal to their vested account balance or a portion paid in a lump-sum with the remainder paid at a later date. At age 70 1/2, if no amount has been previously paid out, a participant may be required to take a partial withdrawal in accordance with Plan provisions.

   Plan Termination - In the event of Plan termination, lump sum distributions to all participants would be made in accordance with the Plan. Although it has not expressed any intention to do so, the Company has the right under the Plan to suspend, terminate or completely discontinue contributions.

   Participant Loans - The Plan allows participants to obtain loans in an amount not to exceed $50,000 or 50% of the participant's vested accrued benefit under the Plan. As of December 31, 1999, 155 loans with interest rates of 8.75% - 9.5% were outstanding with maturities through November 2004. These loans are being repaid over one year to five years at the prime interest rate in effect on the date the loan was obtained plus 1%. The loans are fully collateralized by the participants' remaining vested account balance.

   Plan Expenses - Plan expenses are paid by the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

   Basis of Accounting - The financial statements of the Plan are prepared on the modified cash basis of accounting. Transactions are primarily recorded upon receipt and disbursement of cash, except for investments which are stated at current market value. Certain revenues and the related assets are recognized when received rather than when earned, and certain expenses are recognized when paid rather than when the obligation is incurred. Accordingly, the accompanying financial statements are not intended to be a presentation in conformity with accounting principles generally accepted in the United States of America.

   Valuation of Investments - Investments in mutual funds are stated at market values, determined on the basis of quotations obtained from national securities exchanges or from the trustee. Investment transactions are recorded on the settlement date.

   Cost of Securities Sold - The cost of mutual and equity fund shares sold, as used to calculate realized gains and losses on disposition of mutual and equity fund shares, is determined using the average cost method.

   Payment of Benefits - Distributions to participants are recorded when paid.

   Accounting Estimates - The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

   New Accounting Pronouncement - In 1999, the Plan adopted Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters, issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. As a result, the Plan's financial statements do not include the by-fund disclosures.

3. TAX STATUS

   The Plan obtained its latest determination letter dated March 23, 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Management of the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4. UNIT AND NET ASSET VALUE

   The following schedule represents the number of units and the net asset value per unit and in total for the Mutual Funds and PMI Stock as of December 31, 1999 and 1998:

                                                                                     Value             Fair
1999                                                             Units              Per Unit          Value

Merrill Lynch Retirement Reserves
  Money Market Fund                                           2,527,331.380           $ 1.00       $ 2,527,331*
Barclays International Equity Fund                               77,057.161            21.37         1,646,712
Barclays S&P Midcap Stock Fund                                  158,092.207            32.38         5,119,026*
Barclays S&P 500 Stock Fund                                     245,149.264            59.96        13,963,702*
Barclays Lifepath Income Fund                                   149,465.481            15.29         2,285,327
Barclays Lifepath 2010 Fund                                     236,208.225            18.98         4,483,232*
Barclays Lifepath 2020 Fund                                      91,213.785            22.38         2,041,365
Barclays Lifepath 2030 Fund                                      72,491.125            24.99         1,811,553
Barclays Lifepath 2040 Fund                                      47,343.985            28.52         1,350,250
Barclays Money Market Fund                                       21,172.150             1.00            21,172
Founders Growth Fund                                             72,930.441            23.87         1,740,850
Templeton Foreign Fund                                           38,765.495            11.22           435,285
PIMCO Total Return Class A Fund                                 146,046.871             9.90         1,445,864
PMI Stock Fund                                                  380,201.543            16.22         6,166,869*


*Investment that represents more than 5% of the Plan's net assets as of December 31, 1999.

                                                                                     Value             Fair
1999                                                             Units              Per Unit          Value


Barclays International Equity Fund                               57,629.598          $ 16.98       $   978,551
Barclays S&P Midcap Stock Fund                                  151,047.170            28.30         4,274,635*
Barclays S&P 500 Stock Fund                                     244,044.349            47.19        11,516,453*
Barclays Lifepath 2000 Fund                                     164,070.051            14.54         2,385,579*
Barclays Lifepath 2010 Fund                                     246,505.695            17.30         4,264,548*
Barclays Lifepath 2020 Fund                                      86,901.955            19.56         1,699,802
Barclays Lifepath 2030 Fund                                      68,914.027            21.39         1,474,071
Barclays Lifepath 2040 Fund                                      39,944.008            23.41           935,089
Barclays Money Market Fund                                    1,826,476.982             1.00         1,826,477*
Founders Growth Fund                                             38,182.207            20.41           779,299
Templeton Foreign Fund                                           37,077.694             8.39           311,082
PIMCO Total Return Class A Fund                                 134,455.471            10.54         1,417,161
PMI Stock Fund                                                  231,643.447            11.03         2,555,027*

*Investment that represents more than 5% of the Plan's net assets as of December 31, 1998.

During the years ended December 31, 1999 and 1998, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

                                                     1999              1998

Mutual funds                                      $4,869,066        $4,824,121
PMI Stock Fund                                     2,149,566          (948,706)
                                                  ----------        ----------

Total                                             $7,018,632        $3,875,415
                                                  ==========        ==========

5. SUBSEQUENT EVENTS

   Two amendments to the Plan became effective January 1, 2000. Effective for the 2000 Plan year, the Plan will be available to all employees of the Company on the first day of the next payroll period after the date that an employee's period of employment commences and the maximum supplemental Company matching contributions will increase to 75% of each eligible participant's pre-tax contribution, not to exceed 6% of his or her annual compensation.

                                    ******

THE PMI GROUP, INC. SAVINGS AND PROFIT-SHARING PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
-------------------------------------------------------------------------------------------------
                                                                                       Current
Description of Investment                                 Units           Cost          Value
Merrill Lynch Retirement Reserves Money
    Market Fund                                       2,527,331.380    $ 2,527,331    $ 2,527,331
Barclays International Equity Fund                       77,057.610      1,337,320      1,646,712
Barclays S&P Midcap Stock Fund                          158,092.207      4,466,269      5,119,026
Barclays S&P 500 Stock Fund                             245,149.264     11,729,595     13,963,702
Barclays Lifepath Income Fund                           149,465.481      2,174,653      2,285,327
Barclays Lifepath 2010 Fund                             236,208.225      4,107,355      4,483,232
Barclays Lifepath 2020 Fund                              91,213.785      1,797,940      2,041,365
Barclays Lifepath 2030 Fund                              72,491.125      1,565,435      1,811,553
Barclays Lifepath 2040 Fund                              47,343.985      1,129,848      1,350,250
Barclays Money Market Fund                               21,172.150         21,173         21,172
Founders Growth Fund                                     72,930.441      1,565,261      1,740,850
Templeton Foreign Fund                                   38,765.495        355,664        435,285
PIMCO Total Return Class A Fund                         146,046.871      1,525,426      1,445,864
PMI Stock Fund                                          380,201.543      4,313,845      6,166,869
Loans to participants (155 loans at 8.75% - 9.5%)                        1,159,505      1,159,505
                                                                       -----------    -----------

TOTAL INVESTMENTS                                                      $39,776,620    $46,198,043
                                                                       ===========    ===========